UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                  NevStar Gaming & Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   64156G102
                                (CUSIP Number)

                            Kenneth D. Polin, Esq.
            Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                         101 West Broadway, 17th Floor
                          San Diego, California 92101
                                (619) 515-9600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 31, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                                            Page 1 of 15 Pages

                                 SCHEDULE 13D

CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
      Richard Tam

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [x]

                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

                  7     SOLE VOTING POWER
                        775,074
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               775,074
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
775,074

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14    TYPE OF REPORTING PERSON
IN



                                                            Page 2 of 15 Pages

                                 SCHEDULE 13D
CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
Valley Star, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
86-0887312

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x]

                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

                  7     SOLE VOTING POWER
                        50,057
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               50,057
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
775,074

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14    TYPE OF REPORTING PERSON
OO



                                                            Page 3 of 15 Pages

                                 SCHEDULE 13D
CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
Interworld Group, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
86-0870600

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [x]

                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

                  7     SOLE VOTING POWER
                        220,338
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               220,338
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
775,074

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                  [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14    TYPE OF REPORTING PERSON
OO


                                                            Page 4 of 15 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of NevStar Gaming & Entertainment Corporation whose principal executive offices are located at 3175 West Post Road, Las Vegas, Nevada 89118.

ITEM 2.     IDENTITY AND BACKGROUND.

(a), (b) and (c) The Reporting Persons are:

(i) Dr. Richard Tam ("Dr. Tam"), 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Present principal occupation: Private investor and real estate investor and developer. Dr. Tam is a director of the Issuer.

(ii) Valley Star, LLC ("Valley Star"), a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. The controlling Managing Member with full and complete authority over Valley Star is Dr. Tam. The other Managing Member of Valley Star is James Shadlaus, 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. Mr. Shadlaus' principal occupation is private investor and real estate investor and developer. Dr. Tam and Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) own 39.2% and 11.0% interests in Valley Star, respectively.

(iii) Interworld Group, LLC ("Interworld"), a Nevada limited liability company, with its principal office at 2140 West Charleston Boulevard, Las Vegas, Nevada 89102. The controlling Managing Member with full and complete authority over Interworld is Dr. Tam. The other Managing Member of Interworld is James Shadlaus. Dr. Tam and Mr. Shadlaus (as sole beneficiary of the Scripps Resources Retirement Trust) own 49.2% and 9.1% interests in Interworld, respectively.

By virtue of the fact that Dr. Richard R. Kelley ("Dr. Kelley") is a participant in the Kelley Debt (as described below), and pursuant to such indebtedness, Drs. Kelley and Tam received warrants to purchase Common Stock and received Common Stock in the payment of interest, Dr. Kelley might be considered a member of a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 (the "Act") with Dr. Tam. Pursuant to Rule 13d-4 under the Act, Dr. Tam expressly declares that the filing of this statement and the information herein shall not be construed as an admission by Dr. Tam that for purposes of Section 13(d) or 13(g) of the Act, Dr. Tam is a member of a group with Dr. Kelley or is the beneficial owner of any securities which may be owned by Dr. Kelley. Dr. Tam has included information in this report concerning the holdings of Dr. Kelley, which are known to him. The address of Dr. Kelley is c/o Outrigger Enterprises, 4800 South Lafayette Street, Englewood, Colorado 80110-7011 and reference is made to the Schedule 13D filed by Dr. Kelley with respect to the holdings of securities of the Issuer for further information.

(d)  During the last five years, none of the persons referred to in (i) through
(iii) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                                                            Page 5 of 15 Pages

(e)  During the last five years, none of the persons referred to in (i) through
(iii) above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Dr. Tam and Mr. Shadlaus are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In May 1997, Dr. Tam purchased a total of 220,338 shares of Common Stock from PMJ Enterprises, Inc. ("PMJ") for $370,168 (the "Tam First Shares") and at the same time, Dr. Kelley purchased 60,060 shares of Common Stock from PMJ for $100,901. The source of Dr. Tam's funds was a loan from Dain Bosworth.

In July 1997, Dr. Tam transferred all of the Tam First Shares to Interworld in exchange for a 49.2% interest in Interworld.

In connection with the Kelley Debt (see below), the Issuer issued a warrant exercisable until August 13, 2002 to purchase 200,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.75 and issued an identical warrant to Dr. Kelley.

In connection with various services provided by Dr. Tam to the Issuer, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 79,839 shares of Common Stock to Dr. Tam at a per share exercise price of $0.25. In connection with assistance provided by Dr. Tam to the Issuer in arranging the grant to the Issuer by Desert Mesa Land Partners Ltd. ("Desert Mesa") of an option to purchase from Desert Mesa an indirect 20% ownership interest in an approximately 25 acre parcel of unimproved real property located in the City of North Las Vegas, Nevada, the Issuer issued a warrant exercisable until September 23, 2002 to purchase 20,000 shares of Common Stock to Dr. Tam at a per share exercise price of $2.00. Dr. Tam is an officer and 35% stockholder in Desert's Mesa's general partner.

On or about September 24, 1997, Dr. Tam purchased an additional 146,751 shares of Issuer's Common Stock from unrelated third parties for an aggregate purchase price of $274,367.50 (the "Tam Second Shares"). The source of Dr. Tam's funds was a loan from Wells Fargo Bank. Concurrently, Dr. Tam transferred 50,057 of the Tam Second Shares to Valley Star in exchange for a 39.2% interest in Valley Star.

On December 11, 1997, the Issuer granted Dr. Tam an option exercisable until December 11, 2007 to purchase 12,500 shares of Common Stock at a per share exercise price of $2.03. This option is exercisable after December 11, 1998 provided that (i) Dr. Tam has continued to serve as a director of the Issuer or at least agreed to serve and (ii) the Issuer's shareholders have approved an increase in the number of shares of Common Stock issuable under the Issuer's


                                                            Page 6 of 15 Pages

 1997 Stock Incentive Plan by at least the amount of shares subject to this option.

On March 31, 1998, the Issuer issued to Dr. Tam a five year warrant to purchase 37,500 shares of Common Stock for $2.00 per share in consideration of issuing a commitment to loan additional funds to the Issuer, as described below. Dr. Kelley was also issued an identical warrant.

As of March 31, 1998, Issuer issued 70,648 shares of Common Stock to each of Dr. Tam and Dr. Kelley as payment of interest due on the Kelley Debt (as defined below).

THE KELLEY DEBT

The Issuer and Dr. Kelley entered into a Convertible Loan Agreement, dated as of August 14, 1995 (the "Loan Agreement") pursuant to which Dr. Kelley agreed to loan (the "First Kelley Loan") to the Issuer up to a maximum of $1,460,000 plus $43,800 as a commitment fee thereunder (for a total of $1,503,800) to finance certain working capital requirements of the Issuer.

On or about September 15, 1995, Dr. Kelley and Dr. Tam, each as to an undivided 50% tenant in common interest purchased notes issued by the Issuer from unrelated third parties (the "Notes") for the amount of principal and interest due thereon in the amount of $2,412,631.

Pursuant to an Amended and Restated Convertible Loan Agreement, dated April 18, 1996 between the Issuer and Dr. Kelley (the "New Kelley Loan Agreement"), the Issuer, Dr. Kelley and, pursuant to the Participation and Intercreditor Agreement (as discussed below), Dr. Tam agreed (i) to increase the credit available under the First Kelley Loan Agreement, and (ii) to consolidate the obligations under the Notes, and the First Kelley Loan into one loan (the "New Kelley Loan") evidenced by a convertible promissory note (the "New Kelley Note"). Under the New Kelley Loan Agreement, the terms of which superseded in its entirety the First Kelley Loan Agreement, the New Kelley Note was in the principal amount of $5,750,800.

Pursuant to the Participation and Intercreditor Agreement dated April 16, 1996, between Dr. Kelley and Dr. Tam ("Participation and Intercreditor Agreement"), Dr. Tam agreed to become a participant under the New Kelley Loan Agreement. Under the Participation and Intercreditor Agreement, Dr. Kelley and Dr. Tam agreed to each loan 50% of all loan proceeds, on the terms set forth in the New Kelley Loan Agreement and receive 50% of the repayments and benefits thereof, including any warrants issued in connection therewith or shares received upon conversion of the New Kelley Note.

Subsequent to April 1996, Dr. Kelley and Dr. Tam advanced in equal amounts an additional $550,000 to the Issuer as additional loans secured by deeds of trust. In August 1997, the New Kelley Loan and the subsequent advances (collectively, the "Kelley Debt") were restructured. The Kelley Debt was extended and is now payable over an approximate two-year period ending August 15, 1999 and the convertibility of the New Kelley Note was eliminated. The New Kelley Loan is secured by a first deed of trust and the Issuer's assets and the later advances


                                                            Page 7 of 15 Pages
 by several subordinate deeds of trust on the Issuer's property in Mesquite, Nevada. All of the Kelley deeds of trust have been subordinated to the construction deed of trust in favor of First Credit Bank. The extended Kelley Debt bears interest at the greater of the prime rate of interest plus three percent or 11%, and is payable on a monthly basis, interest only, until August 15, 1999, at which time all principal and accrued interest is due and payable. The Issuer has the option to make interest payments on the Kelley Debt (in equal amounts to Drs. Kelley and Tam) in the form of shares of Common Stock (to be valued at the average closing price of the Common Stock on the NASDAQ SmallCap Market for the five (5) business days preceding the interest payment date) or cash subject to the following restrictions: (a) only up to a cumulative $525,000 in interest may be paid through the issuance of shares of Common Stock; and (b) the Issuer must pay interest in cash and not in Common Stock to the extent the Issuer determines that it has sufficient positive cash flow from operations in excess of its working capital needs. Interest from September 24, 1997 through March 15, 1998 in the amount of $405,750.46 was paid in the form of 70,648 shares of Common Stock issued to each of Drs. Tam and Kelley on March 31, 1998.

The Kelley Debt which is owed equally to Drs. Kelley and Tam can be summarized as follows: (i) $5,750,800 in principal amount secured by a deed of trust on the Issuer's real property and its other assets; (ii) $300,000 in principal amount secured by a deed of trust on the Issuer's real property; (iii) $250,000 in principal amount secured by a deed of trust on the Issuer's real property; and (iv) $25,000 in principal amount secured by a deed of trust on the Issuer's real property. All accrued and unpaid interest on the Kelley Debt as of the closing of Issuer's IPO in the amount of $959,812 was added to principal and bears interest at the stated rate. As of March 15, 1998, the principal and accrued interest on the Kelley Debt was $7,610,927.32, prior to payment of interest in the form of stock on March 31, 1998 as described above.

On March 31, 1998, Drs. Kelley and Tam executed a financing commitment to lend to the Issuer up to $1,000,000 on the terms set forth therein. The obligations of Drs. Kelley and Tam under the commitment were conditioned upon the execution of legal documentation satisfactory to the parties and their counsel. The loan is to bear interest at the greater of Bank of Hawaii prime rate of interest plus 3% per annum or 12% per annum with a $10,000 commitment fee. The loan is to be secured by a deed of trust encumbering the Issuer's property in Mesquite, Nevada and governed by the terms of the New Kelley Loan Agreement. Advances can be obtained for current working capital purposes upon 20 days advance notice no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance is that the Issuer shall possess all gaming licenses required to fully operate the Mesquite Star Hotel and Casino. The loan would be due and payable one year from the initial draw date. As consideration for the loan commitment, Drs. Kelley and Tam were issued warrants in the amount of 37,500 shares each to purchase shares of Common Stock at an exercise price of $2.00 per share. In addition, for each $100,000 principal amount advanced under the loan, Drs. Kelley and Tam are to receive an additional 7,500 warrants each to purchase shares of Common Stock at a purchase price of $2.00 per share. All warrants are immediately exercisable for a term of five years and include a cashless exercise feature. The warrants are subject to certain registration rights.



                                                            Page 8 of 15 Pages

ITEM 4.     PURPOSE OF TRANSACTION.

Dr. Tam purchased all the shares of Common Stock solely for investment purposes. Dr. Tam currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, Dr. Tam may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons, at prices and/or other terms acceptable to him. In addition, Drs. Tam and Kelley may be issued additional shares of Common Stock as interest on the Kelley Loan or additional warrants for advances under the loan commitment.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

(a) and (b) Based on the number of shares of Common Stock outstanding on April 8, 1998 as will be set forth in Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997 which is 3,597,613 the following are the interests of the Reporting Persons in securities of the Issuer:

(1) Dr. Tam beneficially owns 775,074 shares of Common Stock, equal to 19.7% (the "Tam Beneficially-Owned Shares"), including 167,341 shares of Common Stock owned directly, 50,057 shares of Common Stock owned of record by Valley Star, 220,338 shares of Common Stock owned of record by Interworld and warrants to purchase 200,000, 79,838, 37,500 and 20,000 shares of Common Stock at per share exercise prices of $2.75, $0.25, $2.00 and $2.00, respectively. This does not include an option to purchase 12,500 shares of Common Stock at an exercise price of $2.03 which may become exercisable on December 11, 1998. Dr. Tam has the sole power to vote or direct the vote and to dispose or to direct the disposition, of all these shares.

(2) Valley Star beneficially owns the Tam Beneficially-Owned Shares. Valley Star has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 50,057 of these shares.

(3) Interworld beneficially owns the Tam Beneficially-Owned Shares. Interworld has the sole power to vote or direct the vote and to dispose or to direct the disposition, of 220,338 of these shares.

Dr. Tam has been advised that Dr. Kelley beneficially owns 422,208 shares of Common Stock, equal to 10.9%, including 148,708 shares of Common Stock owned directly, warrants to purchase 200,000, 36,000 and 37,500 shares of Common Stock at per share exercise prices of $2.75, $5.50 and $2.00 respectively. Although the interests of Dr. Kelley are noted for completeness, pursuant to Rule 13d-4, Dr. Tam expressly declares that the filing of this statement shall not be construed as an admission that Dr. Tam is, for the purposes of Section 13(d) or 13(g) of the Act, a member of a group with Dr. Kelley or his affiliates or the beneficial owner of any securities held by them.

(c) See Item 3 for a description of transactions in the Common Stock effected during the past 60 days by the Reporting Persons.

(d)  Not applicable.


                                                            Page 9 of 15 Pages

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Convertible Loan Agreement, dated as of August 14, 1995, between the Issuer and Richard R. Kelley (filed as Exhibit 10.51 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(b) Amended and Restated Convertible Loan Agreement, dated April 18, 1996, between the Issuer and Dr. Kelley and all amendments thereto (filed as Exhibit
10.78 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(c) Participation and Intercreditor Agreement dated April 18, 1996 between Drs. Kelley and Tam (filed as Exhibit 10.53 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(d) Financing commitment issued by Drs. Kelley and Tam to the Issuer on March 31, 1998.




                                                           Page 10 of 15 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 8, 1998
                                          /S/ RICHARD TAM
                                          Richard Tam

                                          Valley Star, LLC, a Nevada limited
                                          liability company


April 8, 1998                             By:/S/ RICHARD TAM
                                             Richard Tam, Managing Member

                                          Interworld Group, LLC, a Nevada
                                          limited liability company


April 8, 1998                             By:/S/ RICHARD TAM
                                             Richard Tam, Managing Member



                                                           Page 11 of 15 Pages

                                  Exhibit (d)

                  NevStar Gaming & Entertainment Corporation
                              3175 West Post Road
                                Cypress Center
                           Las Vegas, Nevada  89118
                     (702) 269-1325  FAX:  (702) 269-1326


                                March 31, 1998

Dr. Richard R. Kelley
Outrigger Enterprises
4800 South Lafayette Street
Englewood, Colorado  80110-7011
      [OR]
2375 Kuhio Avenue
Honolulu, Hawaii  96815-2939

Dr. Richard Tam
Richard Tam Enterprises
2140 West Charleston Boulevard
Las Vegas, Nevada 89102

      Re:   FINANCING COMMITMENT

Dear Drs. Kelley and Tam:

      This letter is intended to summarize the principal terms of a commitment by Dr. Richard Kelley ("Kelley") and Dr. Richard Tam ("Tam") (Kelley and Tam are collectively referred to herein as the "Lenders") to lend to NevStar Gaming & Entertainment Corporation, a Nevada corporation ("NevStar"), the principal sum of up to One Million Dollars ($1,000,000) (the "Principal Sum") on the terms as forth below (the "Loan"):

      1. LOAN AMOUNT. The Lenders agree to lend to NevStar the Principal Sum which shall bear interest at the greater of (i) the Bank of Hawaii prime rate of interest plus three percent (3%) or (ii) twelve percent (12%). The initial advance pursuant to this Agreement shall be net of an origination fee of Ten Thousand Dollars ($10,000).

      2. SECURITY. The Loan shall be secured by a deed of trust encumbering NevStar's hotel/casino property under construction in Mesquite, Nevada, in favor of Kelley, and shall be governed by that certain Amended and Restated Convertible Loan Agreement dated April 18, 1996, between NevStar and Kelley, as amended to date (the "Kelley Loan Agreement"). Lenders acknowledge that the Deed of Trust shall be junior and subordinate to the first lien in favor of First Credit Bank and shall be subject to Lenders' existing Intercreditor Agreement with PMJ Enterprises, Inc.



                                                           Page 12 of 15 Pages

      3. ADVANCES BY THE LENDERS. Lenders will advance to NevStar for current and future working capital purposes an amount as needed up to the Principal Sum on twenty (20) days' prior written notice of NevStar to Lenders, but no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance shall be that NevStar shall possess all gaming licenses required to fully operate the Mesquite Star Hotel and Casino.

      4. PAYMENT TERMS. Interest only shall be payable monthly in arrears. The Principal Sum and all accrued interest thereon shall be due and payable one
(1) year from the initial draw date.

      5. WARRANTS. In consideration for this Loan Commitment, the Lenders shall be issued warrants in the form attached hereto as Exhibit "A" to purchase a total of seventy-five thousand (75,000) shares of NevStar Common Stock at a per share exercise price of $2.00. In addition, for each One Hundred Thousand Dollar ($100,000) principal amount advanced pursuant to this commitment, the Lenders shall receive an additional 15,000 warrants (or pro rata portion thereof based upon a partial draw of less than $100,000 rounded to the nearest whole warrant) to purchase shares of NevStar Common Stock at a purchase price of $2.00. All Warrants shall be immediately exercisable for a term of five years and shall include a cashless exercise feature. The parties shall use best efforts to structure the additional warrants in a manner to minimize taxation of the Lenders. All shares of Common Stock issuable upon exercise of the warrants shall be subject to the terms and conditions of any lock-up agreements entered into by the Lenders with H.J. Meyers & Co., Inc. and shall constitute "Registerable Securities" as defined in Article X of the Stock Purchase Agreement dated as of May 9, 1997 by and between NevStar, PMJ Enterprises, Inc., Patrick J. Shannon, and the Lenders (the "Stock Purchase Agreement"). The Lenders and NevStar acknowledge and agree that the registration of these shares of common stock shall be governed by Article X of the Stock Purchase Agreement.

      6. DOCUMENTATION. Lenders' obligations hereunder are conditioned upon the preparation, execution and perfection of legal documents reasonably satisfactory to the parties and their counsel which shall contain customary representations, warranties and conditions acceptable to Lenders. NevStar shall pay all reasonable expenses of Lenders in connection with the preparation of such documents, subject to a cap on legal fees of $7,500.

      7. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties, and supersedes all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, this Agreement may be amended or modified only by a writing executed by all of the parties.

      8. GOVERNING LAW. This Agreement will be governed by and construed under the laws of the State of Nevada without regard to conflicts of laws principles.



                                                           Page 13 of 15 Pages

      9. JURISDICTION; SERVICES OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the State of Nevada, County of Clark, or, if it has or can acquire jurisdiction, in the United States District Court, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

      10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by all parties hereto and taken together shall constitute a single agreement, binding against each of the parties. To the maximum extent permitted by law or by any applicable governmental authority, any document may be signed and transmitted by facsimile with the same validity as if it were an ink-signed document.

                 [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]


                                                           Page 14 of 15 Pages

      If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

                              Sincerely,

                              NEVSTAR GAMING & ENTERTAINMENT
                              CORPORATION, a Nevada corporation


                              By: /S/ MICHAEL J. SIGNORELLI
                                    Michael J. Signorelli
                                    Chairman and Chief Executive Officer

      The undersigned hereby acknowledge and agree to the terms and conditions set forth above, as of March 31, 1998.


                               /S/ RICHARD R. KELLEY
                              Richard R. Kelley


                               /S/ RICHARD TAM
                              Richard Tam


                     [SIGNATURE PAGE TO COMMITMENT LETTER]



                                                           Page 15 of 15 Pages